July 25, 2025

Jeffrey Magids
Vice President and Chief Financial Officer
Berry Corp (bry)
16000 Dallas Parkway, Suite 500
Dallas, Texas 75248

       Re: Berry Corp (bry)
           Form 10-K for Fiscal Year Ended December 31, 2024
           Filed March 13, 2025
           File No. 001-38606
Dear Jeffrey Magids:

       We have reviewed your filing and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2024
Business and Properties
Production Data, page 10

1. Please expand the disclosure of your average daily production to additionally provide the average sales prices, net production quantities by final product sold, and average production costs per unit of production, for each of the last three fiscal years to comply with Item 1204 of Regulation S-K.
Proved Undeveloped Reserves Changes, page 15

2. We note disclosure provided in Form 10-K for the fiscal years ending December 31,
       2024, 2023, 2022, 2021 and 2020 indicates you converted approximately 9%, 2%,
       6%, 13% and 0%, respectively, of the opening balance of your proved undeveloped reserves during each of those periods.

       We also note that you have removed material amounts of previously disclosed proved undeveloped reserves during each of the last three fiscal years due to changes in your
 July 25, 2025
Page 2

       five-year development plan and that based on your fiscal 2024 conversion rate, it will take over eleven years to convert the proved undeveloped reserves disclosed as of
       December 31, 2024.

       Please tell us how you have taken into consideration your low historical conversion rates and the ongoing changes in your development plans in adopting a development plan that results in the conversion of the 45.6 MMBoe of proved undeveloped reserves as of December 31, 2024 within five years of initial disclosure of such reserves. Refer to Rule 4-10(a)(31)(ii) of Regulation S-X and the Question 131.04 in the Compliance
       and Disclosure Interpretations (C&DIs) regarding Oil and Gas Rules.
3. Please provide us with the development schedule relating to your proved undeveloped reserves as of December 31, 2024, including details that show for each future annual period, (1) the number of gross wells to be drilled, (2) the associated net quantities of reserves, (3) the estimated capital expenditures necessary to convert such reserves to developed reserves, and (4) any changes made or expected to be made in the schedule that would deviate from the definition in Rule 4-10(a)(31)(ii) of Regulation S-X.
Participation in Wells Being Drilled, page 20

4. Please expand the disclosure of your present activities to include the number of gross and net operated and non-operated wells in the process of being drilled, completed, or waiting on completion, and any other related activities of material importance as of
       December 31, 2024 to comply with Item 1206 of Regulation S-K.
Drilling Activity, page 20

5. Please expand the disclosure of drilling activities that occurred during each of the last three fiscal years to include wells drilled by operators other than you to comply with
       Item 1205 of Regulation S-K.
Supplemental Oil & Natural Gas Data (Unaudited)
Standardized Measure of Discounted Future Net Cash Flows, page 162

6.     We note the future production costs used in the calculation of the standardized
       measure of discounted future net cash flows for the year ended December 31, 2024 excludes the $263.3 million dollar expense line item shown in Exhibit
99.1 relating to
       payments made by the Company to the State of California to comply with the
       California Air Resources Board   s Cap-and-Trade Program. As a result,
the
       undiscounted pre-tax future net income in the filing is $263.3 million or 7.7% higher than the comparable figure in Exhibit 99.1. Please review and revise if necessary, here and elsewhere in your filing, to resolve the inconsistency or expand your disclosure to explain your rationale for omitting the payments to the State of California. Refer to the disclosure requirements in FASB ASC 932-235-50-36.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 July 25, 2025
Page 3

       Please contact John Hodgin at 202-551-3699 if you have questions regarding the engineering comments. Please contact Craig Arakawa, Branch Chief, at 202-551-3650 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation